Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number

(212) 818-8881		(212) 818-8638 email address jgallant@graubard.com

August 17, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Triplecrown Acquisition Corp.
Registration Statement on Form S-1
Filed July 12, 2007
File No. 333-144523

Dear Mr. Reynolds:

On behalf of Triplecrown Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 10, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Pradip Bhaumik. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from the NASD confirming that NASD has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

Prior to the effectiveness of the Registration Statement, we will provide the Staff with a copy of the NASD “no-objection” letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting terms and arrangements in this offering.

2.	Please tell us the factors you considered in determining to value this offering at $400 million. For example, explain if that was the amount that you determined was

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sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company’s industry and management, and other factors. Given management’s demonstrated high-level experience in the brand and services industry, the precise nature of their knowledge about their ability to effectuate a combination with a company whose fair market value is equal at least to 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comments.

We currently explain on pages 15 and 16 of the Registration Statement in the caption titled “Determination of offering amount” in the Summary as follows:

“We determined the size of this offering based on our estimate of the capital required to facilitate our combination with one or more viable target businesses with sufficient scale to operate as a stand-alone public entity. We intend to utilize the cash proceeds of this offering and the private placement of the sponsors’ warrants, our capital stock, debt or a combination of these as the consideration to be paid in a business combination. Based on the experience of our management team, we believe that there should be opportunities to acquire one or more companies. This belief is not based on any research, analysis, evaluations, discussions, or compilations of information with respect to any particular investment or any such action undertaken in connection with our organization. We cannot assure you that our belief is correct, that we will be able to successfully identify acquisition candidates, that we will be able to obtain any necessary financing or that we will be able to consummate a transaction with one or more operating companies.”

Accordingly, we believe no revision to the disclosure in the Registration Statement is necessary.

3.	Similarly, please explain to us how you have calculated $9.76 per unit to be deposited into the trust account, including the quantitative considerations you have given, if true, to total offering and private placement expenses, funds to be held outside escrow, and so on.

The amount held in trust is a function of the total amount raised and the offering expenses to be incurred in connection with the offering. The total amount raised (including from the sale of the sponsors’ warrants) is $405,000,000. After deducting offering expenses and the underwriting discounts, the amount to be placed in trust (including the deferred underwriting discounts) is $390,250,000, or $9.76 per share.

4.

We note that your initial business combination must be with a target business or businesses whose fair market value, individually or collectively, is “equal at least to 80%” of the balance in the trust account (excluding deferred underwriting discounts and commissions). Prior firm-commitment IPOs of blank check companies have

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generally required that the business combination be with a target with a fair market value equal to 80% of the company’s net assets (all assets including the trust account funds less liabilities) at the time of acquisition. Please advise us of your reasoning regarding the change in the terms of your business combination and discuss the potential impact of the changed terms on investors in this offering.

The disclosure on page 55 of the Registration Statement in the section titled “Proposed Business – Effecting a Business Combination – Fair market value of target business or businesses” currently indicates as follows:

“In contrast to many other companies with business plans similar to ours that must combine with one or more target businesses that have a fair market value equal to 80% or more of the acquirer’s net assets, we will not combine with a target business or businesses unless the fair market value of such entity or entities meets a minimum valuation threshold of 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions of $14.0 million, or $16.1 million if the underwriters’ over-allotment option is exercised in full) at the time of the initial business combination. We have used this criterion to provide investors and our management team with greater certainty as to the fair market value that a target business or businesses must have in order to qualify for a business combination with us. The determination of net assets requires an acquirer to have deducted all liabilities from total assets to arrive at the balance of net assets. Given the on-going nature of legal, accounting, stockholder meeting and other expenses that will be incurred immediately before and at the time of a business combination, the balance of an acquirer’s total liabilities may be difficult to ascertain at a particular point in time with a high degree of certainty. Accordingly, we have determined to use the valuation threshold of 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions of $14.0 million, or $16.1 million if the underwriters’ over-allotment option is exercised in full) at the time of the initial business combination for the fair market value of the target business or businesses with which we combine so that our management team will have greater certainty when selecting, and our investors will have greater certainty when voting to approve or disapprove a proposed combination with, a target business or businesses that will meet the minimum valuation criterion for our initial business combination.”

Accordingly, we believe the disclosure adequately advises an investor as to the reasoning behind the Company’s decision to base the 80% test on the amounts in the trust account.

5.	In addition, please clarify throughout the registration statement that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a business/businesses for a consideration that is greater than 80% of the balance in the trust account. Also, disclose whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

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We have revised the disclosure on pages 3 and 49 of the Registration Statement to clarify that there is no limitation on the Company’s ability to raise funds privately or through loans and that the Company has not entered into or contemplated any such financing arrangement.

6.	We note the disclosure in several places in the registration statement that you will not proceed with a business combination if public stockholders owning 30% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please advise us whether in the company’s view the 30% threshold could be increased or lowered by the company after the registration statement is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the IPO. We may have further comments.

The Company will not increase or decrease the 30% conversion threshold after the Registration Statement is declared effective and prior to the vote regarding the initial business combination. We have revised the disclosure on pages 11 and 58 of the Registration Statement to clarify the foregoing.

7.	We note that members of management and the board of directors are affiliated with various private equity funds, investment companies, public companies and other entities. We also note the statement on page 50 that you will not enter into a business combination with a target business that is affiliated with any of your officers, directors, or founding stockholders, or their affiliates. Please clarify in appropriate places in the registration statement whether you may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these private equity funds or investment companies or an affiliate thereof. Discuss in reasonable detail any consideration that the company or its officers and directors have given so far to enter into business combinations with companies that are directly or indirectly affiliated with the company’s existing shareholders, officers, or directors.

We have revised the disclosure on pages 12, 54, 73 and 76 of the Registration Statement to indicate that the Company will not acquire an entity that is either a portfolio company of or has otherwise received a material financial investment from a private equity fund or investment company (or an affiliate thereof) affiliated with the Company’s officers and directors. Accordingly, the Company will not consider entering into such a transaction.

8.

We note the disclosure in several places in the registration statement to the effect that you do not have any specific business combination under consideration, and that you have not contacted any prospective target business or had any substantive discussions with respect to such a transaction. In light of the business activities carried out by your management, please disclose all actions undertaken by all persons and affiliated entities or parties working towards the identification of an acquisition candidate,

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including research, informal discussions or other measures, directly or indirectly, to identify or contact a target business.

No actions have been undertaken by anyone towards the identification of a specific acquisition candidate, including research, informal discussions or other measures, directly or indirectly. We have revised the disclosure on pages 1 and 52 of the Registration Statement to clarify the foregoing.

9.	We note the disclosure in several places in your registration statement that no compensation of any kind, including finder’s and consulting fees, will be paid to any of your existing stockholders, officers or directors, or to any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination. Please disclose in relevant places throughout the registration statement if these persons may receive such compensation from the target company concurrent with or after consummation of a business transaction, and whether payment of finder’s fees or consulting fees to these persons will or may be considered in the selection process of an acquisition candidate. In addition, describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, explicitly state so and consider including an appropriate risk factor discussion.

We have revised the disclosure on pages 9, 54 and 72 of the Registration Statement as requested.

10.	We note the disclosure in several places in the registration statement that two of your existing shareholders, Messrs. Watson and Ledecky, have agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of significant vendors or other entities that are owed money by the company for services rendered or contracted for or products sold to the company. Please revise to clarify the circumstances under which these individuals will be personally liable, with a view to explaining the limitations of their liability. In addition, define “vendors” in the indemnification provided by your existing shareholders.

We currently explain on pages 14 and 15 of the Registration Statement in the caption titled “Liquidation if no business combination” in the Summary as follows:

“Eric J. Watson and Jonathan J. Ledecky have agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver.”

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Accordingly, we believe the disclosure adequately explains that Messrs. Watson and Ledecky will be personally liable in all situations except where a vendor or target business signs the above-referenced waiver. We therefore do not believe any revision to the disclosure in the Registration Statement is necessary in response to the first part of the Staff’s comment. We have however revised the disclosure on pages 14 and 59 of the Registration Statement to clarify what is meant by the term “vendor” in response to the second part of the Staff’s comment.

11.	Please clarify whether Messrs. Watson and Ledecky personally have been involved in 400 acquisitions. If not, revise the language on pages 1 and 48.

We have revised the disclosure on pages 1 and 52 of the Registration Statement as requested.

Prospectus Front Cover Page

12.	We note the statement that you “expect” that the public offering price will be $10.00 per unit. Please revise to indicate the public offering price per unit.

We have revised the disclosure on the prospectus front cover page to clarify that the public offering price will be $10.00 per unit.

13.	We note that this company has been formed for “the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, one or more businesses…” Please disclose, if true, that a proposed transaction may involve the acquisition of a minority interest in a company or less than substantially all assets of a company. We may have further comment.

We currently indicate on pages 12 and 55 of the Registration Statement that the Company will not acquire less than a controlling interest of a target business (meaning not less than 50% of the voting securities of the target business). We have revised the disclosure on page 2 of the Registration Statement to further clarify the foregoing.

Table of Contents

14.	Please move the first paragraph to an appropriate location somewhere after the Risk Factors section.

We have revised the table of contents to move the first paragraph to page 39 of the Registration Statement.

15.

You remind investors that they should not assume that the information contained in the prospectus is accurate as of any date other than the date on the front of the prospectus. This suggests that you do not have a duty to ensure that the information in the prospectus is complete and accurate during the prospectus delivery period. Please

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revise or provide us with support for your belief that the sentence cited accurately reflects your obligations with respect to the content of the prospectus.

We have revised the above-referenced disclosure to indicate the Company’s obligation to update the prospectus as required by federal securities laws and regulations.

Summary, page 1

16.	You state on page 1 that you may acquire “businesses which provide support services for financial service companies.” You also state on page 47 that you may acquire “any type” of support services for financial service companies. This description covers a wide range of functions and services; please revise to describe specifically what support services a business must be providing to be eligible as a target for your acquisition.

We have revised the disclosure on pages 1 and 50 of the Registration Statement as requested.

17.	Please revise your summary to indicate, if true, that the company has not (nor has any of its agents or affiliates) been approached by, or had any discussions with, any candidates (or representative of any candidates) with respect to a possible acquisition transaction with the company. Also, if true, indicate that the company has not conducted any research with respect to identifying the potential acquisition candidates.

We have revised the disclosure on pages 1 and 52 of the Registration Statement as requested.

18.	We note your disclosure on the experience of your directors and executive officers and the growth and successes of their affiliated companies. Please revise to provide a balanced presentation. For example, please indicate that past experience of your board of directors with SPACs and their affiliated companies is no guarantee that your company will be successful in consummating an acquisition or in becoming a profitable venture after the business combination. As another example, while you address US Office Products’ growth and success in 1997 and 1998, you do not refer to its subsequent bankruptcy. Please revise accordingly.

We have revised the disclosure on page 2 of the Registration Statement to balance the presentation as requested.

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The Offering, page 4

Redemption, page 6

19.	Please state whether the underwriters have the right to consent before the company can exercise its redemption right and, if so, discuss in an appropriate section the conflicts of interests that result from such rights.

We have revised the disclosure on pages 6 and 86 of the Registration Statement to indicate that the underwriters do not have the right to consent before the Company can exercise its redemption right.

Stockholders must approve business combination, page 11

20.	Please confirm whether you will seek shareholder approval for the acquisition of one or more businesses or parts thereof through acquisition of substantial assets.

We have revised the disclosure on pages 11, 56 and 61 of the Registration Statement to indicate that the Company will seek shareholder approval of a business combination regardless of the type of transaction it is.

21.	Generally, the conversion threshold of 19.99% is required in a traditional blank check company structure. Please explain briefly your reasons for deciding that the approval of the business combination would require the number of public shareholders who exercise their conversion rights to be “approximately 29.99%.”

We currently explain on page 58 of the Registration Statement in the caption titled “Proposed Business – Conversion rights” as follows:

“We will not complete our proposed initial business combination if public stockholders owning 30% or more of the shares sold in this offering exercise their conversion rights. We have set the conversion percentage at 30% in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from completing a business combination that may otherwise be approved by a large majority of our public stockholders.”

We have revised the disclosure on page 12 of the Registration Statement to clarify this point in the Summary.

Conversion rights for stockholders voting to reject our business combination, page 12

22.

Please clarify, if true, that if the business combination is not approved or completed for any reason, then your public shareholders voting against the business combination will not be entitled to convert their shares of common stock into a pro rata share of the

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aggregate amount then on deposit in the trust account. Such shareholders would only be entitled to convert their shares in the event that they vote against a business combination that is approved by the shareholders and completed, or in connection with your dissolution and liquidation.

We have revised the disclosure on page 13 of the Registration Statement as requested.

Risk Factors, page 17

23.	Please clarify in the introductory paragraph, if accurate, that you have described all material risks that are currently known and reasonably foreseeable. If needed, revise this section accordingly.

We have revised the disclosure on page 18 of the Registration Statement to indicate that the Company has described all material risks that are currently known and reasonably foreseeable.

Because there are numerous companies with a business plan similar to ours..., page 18

Because of our limited resources and structure, we may not be able to consummate an attractive business combination, page 27

24.	Since related risk factors should be proximately situated, please relocate these two risk factors sequentially.

We have revised the disclosure on page 20 of the Registration Statement to relocate the above-referenced risk factors sequentially as requested.

We may issue shares of our capital stock..., page 23

25.	We note that the issuance of additional shares of your common stock or any number of shares of your preferred stock may, in “certain circumstances,” have the effect of delaying or preventing a change of control of the company. Please explain the specific conditions to which you refer and the specific ways in which the stated effects would take place.

We have revised the disclosure on pages 25 and 85 of the Registration Statement as requested.

Our ability to successfully effect a business combination and to be successful..., page 24

26.

Please disclose whether you intend to ensure that your officers and directors will be able to maintain their positions with the company after the consummation of the business combination. Also, disclose whether your officers and directors will take into

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consideration the possibility of retaining their positions in the merged company in determining which acquisition to pursue.

We direct the Staff to the risk factor titled “Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following a business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous” which immediately follows the above-referenced risk factor. Such risk factor indicates that the Company’s key personnel will be able to remain with the Company after the consummation of a business combination only if they are able to negotiate employment or consulting agreements in connection with a business combination. We further indicate that the Company believes that the ability of such individuals to remain with the Company after the consummation of a business combination will not be the determining factor in the Company’s decision as to whether or not it will proceed with any potential business combination. Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

Our officers and directors will allocate their time to other businesses…, page 25

27.	Please clarify here that you expect each of Messrs. Watson and Ledecky to devote only “at least 10 hours per week” to your business, as you state on page 61.

We have revised the disclosure on page 27 of the Registration Statement as requested.

The determination of the offering price of our units…is more arbitrary…, page 30

28.	Please revise the risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the units’ offering price.

We have revised the caption and discussion of the above-referenced risk factor to indicate the specific risks to investors as requested.

Use of Proceeds, page 38

29.	We note that you have allocated $1.5 million for due diligence and out-of-pocket due diligence expenses that could be incurred by your management team. To the extent that such costs exceed the available proceeds not deposited in the trust, please revise to disclose how you will satisfy any excess for due diligence and out-of-pocket due diligence expenses.

We have revised the disclosure on page 42 of the Registration Statement as requested.

30.	We note in footnote 1 to Item 13 in Part 11 that you will pay Continental Stock Transfer & Trust Company annual fees for acting as trustee, transfer agent of your

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common stock, warrant agent for your warrants, and escrow agent. Please disclose whether all these fees are reflected in this section and how these fees will be paid.

We have revised the disclosure on page 40 of the Registration Statement as requested.

31.	We note the statement in footnotes 2 and 4 that “(y)our actual expenditures for some or all of these items may differ from the estimates set forth herein.” Please revise this section to clearly discuss the contingencies that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently-stated uses. See Instruction 7 to Item 504 of Regulation S-K.

The noted use of proceeds would not be altered. Only the amounts of each noted use might change. We believe the foregoing is properly reflected in the disclosure and have not revised the disclosure in response to this comment.

Management’s Discussion and Analysis, page 45

32.	Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that you expect to materially affect your business or operations. Please expand this section to discuss in reasonable detail any known trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way when you acquire a financial services company. In addition, discuss in reasonable detail (i) the economic or industry-wide factors relevant to you and your intention of acquiring a financial services company; (ii) the material opportunities, challenges, and risks in the short and long term; and (iii) the actions you are taking and will take to address them. Refer to SEC Release No. 33-8350.

In response to the Staff’s comment, we have added disclosure on page 47 of the Registration Statement to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to address known trends and uncertainties under the caption “Results of Operations and Known Trends or Future Events.” With respect to the remainder of the Staff’s comment, we note that SEC Release 33-8350 states the MD&A requirements are intended to satisfy three principle objectives including “to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.” In light of the fact that the Company does not own an operating business, has no past performance and may not acquire a target business in the financial services industry, we respectfully submit that the requested disclosure would be overly speculative and as a result any industry-wide factors or risks discussed would not be reasonably likely to have a material adverse effect on the Company. Accordingly, we respectfully submit that no further revisions to the disclosure in the Registration Statement are necessary.

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Liquidity and Capital Resources, page 45,

33.	Please address the estimated timing, assuming current market conditions, of your receipt of up to $6 million in interest income. Clarify whether there may be liquidity problems if your receipt of interest income does not match the timing of your expenses.

We have revised the disclosure on pages 41, 42 and 48 of the Registration Statement as requested.

Proposed Business, page 47

Effecting a Business Combination, page 49

34.	Please revise to address that to the extent the company cannot obtain valid and enforceable waivers there is no assurance that the funds held in the trust account will be protected from creditor claims despite the limited personal liability assumed by Messrs. Watson and Ledecky. Also confirm, if true, that even if vendors, prospective target businesses, or other entities execute such agreements, there is no assurance that they would be prevented from bringing claims against the trust.

We have revised the disclosure on page 53 of the Registration Statement as requested.

Sources of Target Businesses, page 50

35.	Please clarify whether any unaffiliated parties presenting proposals for a target business may receive fees for such services, solicited or unsolicited.

We have revised the disclosure on page 53 of the Registration Statement as requested to indicate that unaffiliated parties presenting proposals for a target business to the Company may receive fees for such services.

36.	Please identify the source of funds that will be used to pay any finder’s fee. Consider adding this information in the Use of Proceeds table.

We have revised the disclosure on page 53 of the Registration Statement to identify the source of funds that will be used to pay any finder’s fee as requested. We do not believe a separate line item in the Use of Proceeds table is necessary.

Conversion Rights, page 54

37.

We note on pages 11 and 53 that your existing shareholders are required to vote their pre-IPO shares in accordance with the majority of the shares of common stock voted by the public shareholders, and to vote their IPO and post-IPO shares in favor of a business combination. Please confirm in this section, if true, that your existing

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shareholders do not have any conversion rights with respect to any securities purchased by them, whether purchased prior to, in connection with, or subsequent to the IPO and the private placement.

We currently explain on page 57 of the Registration Statement in the caption titled “Proposed Business – Conversion rights” as follows:

“Our founders will not have conversion rights with respect to any shares of common stock owned by them, directly or indirectly, whether included in the founders’ common stock or purchased by them in this offering or in the aftermarket.”

Accordingly, we believe it is clear that the Company’s existing stockholders do not have any conversion rights with respect to any securities purchased by them. We therefore have not revised the disclosure in response to this comment.

38.	Please revise to explain the reasons for imposing the additional expense, timing, affirmative act and other burdens to exercising conversion rights in the event you require physical delivery of stock certificates.

We currently explain on pages 57 and 58 of the Registration Statement in the caption titled “Proposed Business – Conversion rights” as follows:

“Traditionally, in order to perfect conversion rights in connection with a blank check company’s business combination, a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to convert. After the business combination was approved, the company would contact such stockholder to arrange for him to deliver his certificate to verify ownership. As a result, the stockholder then had an “option window” after the consummation of the business combination during which he could monitor the price of the stock in the market. If the price rose above the conversion price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. Thus, the conversion right, to which stockholders were aware they needed to commit before the stockholder meeting, would become a “put” right surviving past the consummation of the business combination until the converting holder delivered his certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a converting holder’s election to convert is irrevocable once the business combination is approved.”

Accordingly, we believe the reasons for potentially imposing the additional conversion requirements are clearly disclosed. However, we have revised the disclosure on page 58 to clarify this point.

Liquidation if no business combination, page 55

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39.	Please clarify, if true, that a shareholder vote to reject any plan of dissolution of the company and the distribution of the proceeds of the trust fund may result in significant delays and may prohibit the dissolution and distribution.

The Company is a limited life company and has 24 months from the date of the prospectus included in the Registration Statement to complete a business combination. If the Company has not completed a business combination by such date, its corporate existence will cease except for the purposes of winding up its affairs and liquidating, pursuant to Section 278 of the Delaware General Corporation Law. This has the same effect as if the Company’s board of directors and stockholders had formally voted to approve its dissolution pursuant to Section 275 of the Delaware General Corporation Law. Thus, a shareholder vote is not solicited in approving the plan of dissolution. We currently explain the foregoing on pages 13, 14, 58 and 59 of the Registration Statement. We therefore do not believe any revision to the disclosure in the Registration Statement is necessary.

40.	Please disclose whether the company will take any additional measures, if necessary, to ensure that the funds in the trust account will not be depleted by claims against the trust.

We have revised the disclosure on pages 22, 53 and 60 of the Registration Statement to indicate that the Company will not take any additional measures to ensure that the funds in the trust account are not depleted by claims against the trust.

41.	You state that you “anticipate notifying the trustees of the trust account to begin liquidating such assets promptly” in the event of a liquidation. Please explain why you “anticipate” that the instruction would be given promptly instead of stating that the instruction will be given promptly.

We have revised the disclosure on page 60 of the Registration Statement to clarify that the above-referenced instruction will be given promptly to the trustee.

42.	Please include a discussion as to how the liquidated company will pay or make reasonable provisions to pay all claims and obligations, and provide compensation for any claim against the company that is the subject of a pending action, suit, or proceeding to which the company is a party.

We have revised the disclosure on pages 14, 23 and 59 of the Registration Statement as requested.

Amended and restated certificate of incorporation, page 58

43.

Please clarify whether your organizational documents require you to obtain the consent of a certain percentage of IPO shareholders to amend the provisions relating to the dissolution of the company and the distribution of the trust fund. Also, address any uncertainty relating to the enforceability under Delaware law of such a provision

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in your articles of incorporation. Please file the amended and restated certificate as an exhibit as soon as practicable.

The Company’s amended and restated certificate of incorporation indicates that various sections cannot be amended at all prior to the consummation of a business combination. We currently explain in the caption titled “Certificate of Incorporation” in the Summary as follows:

“…there are specific provisions in our amended and restated certificate of incorporation that may not be amended prior to our consummation of a business combination, including our requirements to seek stockholder approval of such a business combination and to allow our stockholders to seek conversion of their shares if they do not approve of such a business combination. While we have been advised that such provisions limiting our ability to amend our certificate of incorporation may not be enforceable under Delaware law, we view these provisions, which are contained in Article Seventh of our amended and restated certificate of incorporation, as obligations to our stockholders and will not take any action to amend or waive these provisions.”

Accordingly, we believe that no revision to the disclosure is necessary. We will file the amended and restated certificate of incorporation as soon as possible.

Management, page 63

44.	Please provide the dates (months and years) to account for the business experience during the past five years of Mr. Watson. See Item 401(e)(1) of Regulation S-K.

We have already provided the dates (months and years) to account for Mr. Watson’s business experience during the past five years. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Executive Officer and Director Compensation, page 69

45.	You state that none of your executive officers has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by, or paid to the named executive officers and directors for all services rendered in all capacities.

We have revised the disclosure on page 72 of the Registration Statement as requested to indicate that none of the Company’s officers or directors has received any compensation.

Director Independence, page 69

46.	For each independent director named, please elaborate on the specific criteria you used to determine independence pursuant to Rule 10A-3 of the Exchange Act and the

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rules of the American Stock Exchange. Your explanation should take into account the anticipated value of the founders’ common stock the directors received.

We currently indicate on page 72 of the Registration Statement that the Company’s board of directors determined that its “independent directors” are independent as defined in the AMEX rules and under Rule 10A-3. This determination took into account all relevant factors, including those listed in the Staff’s comment set forth above. Accordingly, we have not revised the disclosure of the Registration Statement in response to this comment.

Financial Experts on Audit Committee, page 70

47.	You state that the audit committee will compose of “independent directors” as defined under the AMEX listing standards. Please confirm whether Mr. Mathias is “independent” as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. See Item 401(h)(1)(ii) of Regulation S-K.

We hereby confirm that Mr. Mathias is “independent” as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Principal Stockholders, page 74

48.	We note that certain private equity and financial firms affiliated with your principal shareholders will be principal shareholders of the company after this offering. Please tell us whether any of these entities has a similar business plan as yours.

None of the Company’s stockholders is a private equity or financial firm affiliated with the Company’s officers or directors. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Certain Relationships and Related Transactions, page 77

49.	Please revise the subheading on page 79 and the discussion in this section to address transactions with related “persons,” consistent with Item 404(a).

We have revised the disclosure on page 80 of the Registration Statement as requested.

50.	Please file the material related party agreements as exhibits.

We will file all material related party agreements as soon as possible.

Securities and Exchange Commission

August 17, 2007

Description of Securities, page 80

Preferred Stock, page 82

51.	We note that the issuance of some or all of your preferred stock may have the effect of “delaying, deferring or preventing a change of control” of the company. Please explain the specific circumstances and the specific ways in which the stated effects would take place.

We have revised the disclosure on page 85 of the Registration Statement as requested.

Listing, page 86

52.	Please disclose how the company intends to fulfill necessary initial listing criteria. For example, explain if and how the company will satisfy alternative listing standards.

The Company intends to comply with the general listing criteria for the American Stock Exchange. Prior to being declared effective, the Company will be informed as to whether it complies with such standards. Accordingly, we do not believe any revision to the disclosure is necessary.

Material U.S. Federal Income Tax Consequences to non-U.S. Holders, page 87

53.	Please explain to us any significant tax consequences for U.S. holders and tell us whether you received a tax opinion. We may have further comments.

We have revised the disclosure on pages 90, 91 and 92 to include the material U.S. Federal income tax consequences to U.S. holders. The Company has not received a tax opinion as Item 601(b)(8) of Regulation S-K states that a tax opinion is only required in a Form S-1 where actual representations as to tax consequences are set forth. The tax section included in the Registration Statement only provides general disclosure related to the possible tax treatment which is all dependent on what type of business combination the Company enters into.

Underwriting, page 90

54.	Please provide the pricing and quantity information for this section as soon as they are finalized.

We will provide the pricing and quantity information as soon as they are finalized.

55.	We note that “(t)he underwriting agreement provides that the obligations of the underwriters to purchase the units included in this offering are subject to approval of legal matters by counsel and to other conditions.” Please describe all the material conditions to the obligations of underwriters in this section.

Securities and Exchange Commission

August 17, 2007

The obligations of the underwriters to purchase the units as contemplated by the underwriting agreement to be filed with the Commission are subject to the following material conditions: the Registration Statement being effective, the delivery of legal opinions, the accuracy of the representations and warranties made by the Company in the underwriting agreement, the delivery of an accountant’s “comfort letter,” the NASD approval of the underwriters’ compensation arrangements, the listing of the securities on the American Stock Exchange (subject to notice of issuance) and the execution and delivery of certain agreements including those to be filed as exhibits to the Registration Statement. We have revised the disclosure on page 96 of the Registration Statement to clarify the foregoing.

56.	Please explain the statement that “(i)f all of the units are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.” In addition, reconcile this statement with the statement that “(t)he underwriters are obligated to purchase all of the units …if they purchase any of the units.” Finally, in the light of the preceding statement, explain how this is a firm commitment offering and provide an analysis as to why Rule 419 of Regulation C would not apply.

We have revised the disclosure on page 96 of the Registration Statement to make it clear that the statements identified in the Staff’s comment refer to situations after all of the units are purchased from the Company by the underwriters and apply only to the sale of the units by the underwriters to the public.

57.	On page 92, we note that the underwriters are entitled to “deferred…discounts and commissions.” Please explain the contingencies on which these deferred compensations are based.

We have revised the disclosure on page 98 of the Registration Statement as requested.

58.	Please explain whether the underwriters may receive a fee for identifying and locating a target company for your acquisition.

We have revised the disclosure on page 99 of the Registration Statement as requested.

Exhibits

59.	Please file the warrant agreement (Exhibit 4.4) and the registration rights agreement (Exhibits 10.16) as soon as practicable.

We will file such exhibits as soon as practicable.

Exhibit 5.1: Opinion of Graubard Miller

60.	Counsel acknowledges that it has relied upon certain representations of certain officers and employees of the company as to the questions of facts material to the legality

Securities and Exchange Commission

August 17, 2007

opinion. It is unclear what specific material facts have been assumed by counsel. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Confirm to us that counsel has not assumed facts that are easily ascertainable, such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, whether it has taken all corporate actions necessary to authorize the issuance of shares, and so forth.

Graubard Miller, counsel to the Company, confirms that it has not assumed facts that are easily ascertainable, such as whether the Company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, whether it has taken all corporate actions necessary to authorize the issuance of shares, and so forth.

Exhibit 23.1: Consent of Marcum & Kliegman LLP

61.	Please provide a currently dated consent in any amendment and ensure your consent references the appropriate audit report date.

We have included a currently dated consent with Amendment No. 1 and will do so for any future amendments.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:    Jonathan J. Ledecky

Eric J. Watson